UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 10 November 3014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, A R Hill , R P Menell, D N Murray,
D M J Ncube, G M Wilson
†
British, Canadian,
#
Ghanaian, ** Executive Director
Company Secretary:
T L Harmse
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za
Investor Enquiries
Willie Jacobsz
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email
Willie.Jacobsz@
goldfields.co.za
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS TO RELEASE
Q3 2014 RESULTS ON 20 NOVEMBER 2014
Johannesburg, 7 November 2014. Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) will publish its results for the quarter ended 30 September 2014 on the company’s website
(
www.goldfields.co.za)
at 8am SA time on Thursday, 20 November
2014. A telephone conference call has been scheduled at the times indicated below:
Johannesburg:
16:00
hours
For United Kingdom:
14:00
hours (GMT)
For North America:
9:00
hours, (EST)
Dial in numbers
Australia (Toll-Free) 1 800 350 100
Other Countries (Intl Toll) +27 11 535 3600
Other Countries - Alternate +27 10 201 6800
South Africa (Toll-Free) 0 800 200 648
South Africa - Cape Town 021 819 0900
South Africa - Johannesburg 011 535 3600
South Africa - Johannesburg Alternate 010 201 6800
UK (Toll-Free) 0808 162 4061
USA and Canada (Toll Free) 1 855 481 5362
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:
Playback code: 28789#
(Available for seven days)
South Africa & Other: + 27 11 305 2030
USA and Canada: +1 855 481 5363
United Kingdom: 0808 234 6771
Australia: +1 800 091 250

Investor contacts:
Willie Jacobsz Phone: RSA +27 82 971 9238 | USA +1 857 241 7127
email:
willie.jacobsz@goldfields.co.za
Francie Whitley Phone: RSA +27 82 321 7344
email:
franciew@goldfields.co.za
Media contact:
Sven Lunsche Phone: RSA +27 83 260 9279
email:
sven.lunsche@goldfields.co.za
ends
Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South
Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith,
Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.
Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the
New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 10 November 2014
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer